Exhibit 99.1

ASX ANNOUNCEMENT 10 DECEMBER 2024

Completion of Preclinical Data Package for KLK3-Targeting Radiotherapeutic (RAD 402)

●	Successful completion of preclinical studies with 161Tb-labelled RAD 402 demonstrating safety and a promising biodistribution profile.

●	Comprehensive preclinical dataset validates the potential of 161Tb-RAD 402 for advancing into First-In-Human therapeutic studies.

●	Potential first-in-class, company sponsored trial using Tb161, a next generation isotope with strong therapeutic activity.

Sydney, Australia – 10 December 2024 – Radiopharm Theranostics (ASX:RAD, “Radiopharm” or the “Company”), a clinical-stage biopharmaceutical company focused on developing innovative oncology radiopharmaceuticals for areas of high unmet medical need, is pleased to announce the completion of a comprehensive preclinical proof-of-concept dataset for its proprietary Kallikrein Related Peptidase 3 (KLK3)-targeting radiotherapeutic, RAD 402.

The preclinical toxicology reported positive data, with no observed adverse effects. Biodistribution studies of 161Tb-RAD 402 in mouse xenografts showed high tumor targeting, limited kidney and bone marrow uptake, and a hepatic excretion profile as expected for a monoclonal antibody. The safety findings from the toxicology and biodistribution studies provide a strong rationale for First-In-Human (FiH) clinical studies.

GMP manufacturing of RAD 402 and the conjugate are currently ongoing and are expected to be completed in Q1 2025. Radiopharm’s clinical development plans for RAD 402 continue to advance, and the Company is on track to commence the Phase I FiH study in H2 2025.

KLK3 is expressed in the prostate, and most adenocarcinomas of the prostate, including their metastases. Prostate Specific Antigen (PSA), a widely used biomarker to detect prostate cancer, is encoded by the KLK3 gene. RAD 402 is an anti-KLK3 monoclonal antibody, labelled with the radionuclide Terbium-161 (Tb-161). Compared to Lutetium-177, Tb-161 emits additional Auger and conversion electrons alongside its β-radiation, with potentially improved antitumoral therapeutic efficacy.

“There is an ongoing unmet need for next-generation radiotherapeutisc in advanced prostate cancer,” said Riccardo Canevari, CEO and Managing Director of Radiopharm Theranostics. “RAD 402 has been specifically designed as a next-generation radiotherapeutic with a novel target and isotope, reinforcing its first-in-class potential as a novel treatment option in advanced prostate cancer. We believe that our preclinical data reaffirms our clinical development strategy for RAD 402 and provide translational support for advancing this program into FiH studies.”

Radiopharm Theranostics Limited
Suite 1, Level 3, 62 Lygon Street, Carlton South VIC 3053 Australia
ABN: 57 647 877 889

ASX ANNOUNCEMENT 10 DECEMBER 2024

About Radiopharm Theranostics

Radiopharm Theranostics is a clinical stage radiotherapeutics company developing a world-class platform of innovative radiopharmaceutical products for diagnostic and therapeutic applications in areas of high unmet medical need. Radiopharm has been listed on ASX (RAD) since November 2021. The company has a deep pipeline of highly differentiated molecules spanning peptides, small molecules and monoclonal antibodies for use in cancer, in pre-clinical and clinical stages of development. The pipeline has been built based on the potential to be first-to-market or best-in-class. The clinical program includes one Phase II and two Phase I trials in a variety of solid tumour cancers including brain, lung, breast and pancreas. Learn more at radiopharmtheranostics.com.

Authorised on behalf of the Radiopharm Theranostics Board of Directors by Executive Chairman Paul Hopper.

For more information:

Riccardo Canevari
CEO & Managing Director
P: +1 862 309 0293
E: rc@radiopharmtheranostics.com

Matt Wright
NWR Communications
P: +61 451 896 420
E: matt@nwrcommunications.com.au

Follow Radiopharm Theranostics:

Website – https://radiopharmtheranostics.com/
Twitter – https://twitter.com/TeamRadiopharm
Linked In – https://www.linkedin.com/company/radiopharm-theranostics/
InvestorHub – https://investorhub.radiopharmtheranostics.com/

Radiopharm Theranostics Limited
Suite 1, Level 3, 62 Lygon Street, Carlton South VIC 3053 Australia
ABN: 57 647 877 889